SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October (14th to 21st) 2003.

Carlton Communications Plc.

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   ✓   Form 40-F ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ____   No   ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

1. Holding in Company dated 16 October 2003
2. Statement by Carlton Communications Plc dated 19 October 2003
3. Holding in Company dated 20 October 2003
4. Statement by Carlton Communications Plc dated 21 October 2003
SIGNATURES

CONTENTS OF REPORT

Document

1.	Holding in Company dated 16 October 2003
2.	Statement by Carlton Communications Plc dated 19 October 2003
3.	Holding in Company dated 20 October 2003
4.	Statement by Carlton Communications Plc dated 21 October 2003

CARLTON COMMUNICATIONS PLC

The Company received notification on 15 October 2003 that as at that date, Deutsche Bank AG had a notifiable interest in 26,305,040 Carlton Ordinary Shares.

16 October 2003

Statement from the Board of Carlton Communications plc

19/10/03

The Board of Carlton Communications plc confirms that it and the board of Granada plc have received requests from a group of shareholders led by Fidelity. The first request was to remove the chairman and the chief executive of the combined group and then last week to replace only the chairman of the combined group. Having carefully considered the request and the suggested candidate for chairman, the board regrets that they are unable to comply.

In arriving at that unanimous view the board has taken into consideration the following points:

•	The boards of both companies have considered the management structure of the merged company carefully and are convinced of the importance of continuity and balanced representation. This is particularly important during the current sensitive period of completion and merger integration.

•	In the twelve months since the announcement of the merger, the two companies have been working not as competitors but as partners achieving amongst other things an improvement in viewing figures and early cost savings that led to the interim results for both companies being ahead of expectations. In our view, these are a foretaste of what can be achieved when the two companies are fully integrated. The share price performance seems to be in accord with this.

•	To seek to radically change the management structure at this point when there are still sensitive negotiations with the OFT regarding undertakings would be highly destabilising and could put at risk some of the benefits of the merger.

In line with the Combined Code, the board does however value dialogue with shareholders and remains open to suggestions which the board judges to be in the interests of the company and its shareholders as a whole.

Sir Brian Pitman, the Senior Non-Executive Director said: “This is not about individuals this is about the role of a well-respected group of non-executive directors to determine what is in the best interests of a company and its shareholders as a whole. We are talking about a management team which has successfully fought to secure a merger of supreme strategic importance to the UK television industry and which needs every support in order to ensure that merger delivers the benefits we all expect to see.”

The Board of Carlton plc desires a solution to this issue and looks forward to meeting Fidelity to discuss a practical way forward that is consistent with the objectives we have stated above.

Queries: Andrew Garfield — Brunswick: 0207 404 5959

Notes to Editors

1.	The merger of Carlton and Granada announced on 16th October 2002 will create the UK’s leading commercial television group with a market capitalisation of £4.6 billion.

2.	The merger was approved by the Secretary of State on 7th October 2003 subject to undertakings.

CARLTON COMMUNICATIONS PLC

The Company received notification on 17 October 2003 that as at that date, Deutsche Bank AG had a notifiable interest in 28,020,558 Carlton Ordinary Shares.

20 October 2003

STATEMENT FROM THE BOARD OF CARLTON COMMUNICATIONS PLC

The Board of Carlton Communications Plc announces that it will be giving an undertaking to Fidelity and other shareholders accepting their request that an independent non-executive chairman from outside Carlton and Granada should be appointed chairman designate of ITV Plc to take on that role on the completion of the merger expected early in 2004.

Michael Green as Chairman together with the Board of Carlton Communications Plc remain committed to the completion of the merger and intend to play a full and active role in this process. Listing Particulars will be sent to shareholders in due course.

21 October 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 21 October, 2003	/S/ David Abdoo

Name: David Abdoo
Title: Company Secretary